SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Proposal for the Modification of the Company’s bylaws” dated on January 03, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Announces the Proposal for the Modification of the Company’s bylaws

January 03, 2005 (05 pages)

For more information, please contact:

Daniel de Andrade Gomes

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil – January 03, 2005) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs Proposal for the Modification of the Company’s bylaws and the Organizational Structure of the Company.

The proposal will result in the modification of the wording of the Company’s bylaws as follows:

“Art. 20 – The Executive Board shall be made up of at least three (3) and at most twelve (12) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Vice-President for Financial Planning; (c) General Executive Officer; (d) Executive Vice-President of Strategic Planning; (e) Vice-President of Administration and Finance; (f) Vice-President of Network; (g) Commercial Vice-President for Businesses; (h) Commercial Vice-President for Residential Clients; (i) Vice-President of Human Resources; (j) Vice-President of Organization and Information Systems; (k) Vice-President of Regulation and Business with Operators; and (l) Vice-President of Domestic Businesses.

Paragraph One – The Vice-President of Financial Planning and the General Executive Officer shall report to the Chief Executive Officer, while the other Vice-Presidents shall report to the General Executive Officer.

Paragraph Two -.................”

“Art. 22 – ...............

.................

Paragraph Two – With due regard for the provisions of these By-Laws, in order to bind the Company it is necessary to obtain (i) the joint signature of two (2) Executive Officers, except in emergencies, when the individual signature of the Chief Executive Officer or the General Executive Officer shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-11 and C-7 below; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signature of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

.......................”

“Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

A- Chief Executive Officer:

1.	To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To supervise all of the Company’s activities and approve proposals related to the guidelines for the strategic development of it;

3.	To follow up on and supervise the implementation of the resolutions of the Board of Directors;

4.	To supervise and guide the activities related to the orientation, counseling and legal representation of the Company;

5.	To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company;

6.	To supervise and guide the communication activities with the media in general;

7.	To supervise and guide the marketing activities, including advertisements, sponsorships and development of the Company’s image;

8.	To supervise and guide the activities of Internal Audit;

9.	To call the meetings of the Executive Board;

10.	To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board;

11.	To perform emergency acts “ad referendum” of the Executive Board;

12.	To supervise and give orientation to the area related with the secrecy of communications;

13.	To be the chairman of the Committee of Regulatory Strategy, responsible for the definition of the strategy and to implement the management of top level relations with authorities, regulators, social entities and companies of the sector, on regulatory issues; and

14.	To develop the tax planning of the Company.

B – Vice-President of Financial Planning:

1.	To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market;

2.	To perform structured operations to raise resources in the financial and in the capital markets;

3.	To perform the macroeconomic analyses and research;

4.	To develop projects and economic-financial analysis according to the Company’s core business and others;

5.	To perform the relationship with the investors of the Company;

6.	To manage the complementary social security funds and to coordinate the merger and acquisitions projects; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors;

C – General Executive Officer:

1.	To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To set the operating strategy of the Company;

3.	To coordinate and supervise the activities of the Executive Officers;

4.	To set the agenda for proposing claims of operational nature, in order to support the negotiations with the regulatory agency;

5.	To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities;

6.	To call the meetings of the Executive Board;

7.	To perform emergency acts “ad referendum” of the Executive Board;

8.	To execute activities for operating communication;

9.	To coordinate and execute security activities; and

10.	To perform other duties that may be assigned to him/her by the Board of Directors.

……………

E – Vice-President of Administration and Finance;

1.	To develop policies and guidelines and supervise the activities related to the administration and maintenance of property and assets, materials, transport, management and administration of purchases, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company;

2.

To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as well as accounting, drawing up of the financial statements of the Company, balance sheets, interim balance sheets and results analysis, as well as the management and administration of financial commitments, obtain and invest funds, securities and relationship with investors and the management control of the resources of the Company;

3.	To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission – CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

F – Vice-President of Network:

1.	To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

2.	To establish a proposal of a long-term technologic strategy for network development;

3.	To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Regulation and Businesses with Operators, supervising the execution of such activities;

4.	To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant;

5.	To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities;

6.	To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Regulation and Businesses with Operators, supervising the execution of such activities; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

……………

K – Vice-President of Regulation and Businesses with Operators:

1.	To develop policies, plans and guidelines and to supervise the activities related to regulation, as well as guidance that becomes necessary regarding the general support for the performance of the other areas of the Company;

2.	To represent the Company before Anatel (the National Telecommunications Agency) and other regulatory bodies, assessing the policies and objectives of the regulatory body;

3.	To participate of the Committee of Regulatory Strategy;

4.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the interconnection with operators and providers of local, domestic and international long distance services; and

5.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

L – Vice-President of Domestic Businesses:

1.	To develop policies, plans and guidelines in order to ensure the activities of the business strategy to take care of the needs of the users nationwide, with the exception of the State of São Paulo;

2.	To develop policies, plans and guidelines in order to ensure the activities of the business strategy to take care of the needs of the customers and the market nationwide, with the exception of the State of São Paulo;

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: January 03, 2005.	By:	/s/ Daniel de Andrade Gomes
Name: Daniel de Andrade Gomes
Title: Investor Relations Director